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Keith E. Gottfried

Partner

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keith.gottfried@morganlewis.com

June 17, 2016

VIA EDGAR AS CORRESPONDENCE

Mr. Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Support.com, Inc.
Definitive Additional Soliciting Materials
Filed June 8, 2016
File No. 001-37594

Dear Mr. Duchovny:

On behalf of Support.com, Inc., a Delaware corporation (“Support.com” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated June 10, 2016 (the “Comment Letter”), relating to the above referenced Definitive Additional Soliciting Materials filed by Support.com on Schedule 14A.

Set forth below are Support.com’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Morgan, Lewis & Bockius LLP by Support.com. For the convenience of the Staff, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter. On behalf of Support.com, we advise you as follows:

Definitive Additional Soliciting Materials

1.     Refer to the first page of your filing and to slide 49. Please tell us where VIEX “has been abundantly clear that it wants control of Support.com without paying Support.com stockholders any control premium.”

Response: Support.com supplementally advises the Staff that the VIEX Group, in seeking to replace five out of six members of the Support.com Board of Directors (the “Support.com Board”) has, by definition, indicated that it wants to cause a change in control of the

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Mr. Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 17, 2016

Support.com Board. Support.com also refers the Staff to the VIEX Group’s June 7, 2016 investor presentation where it argues on slide 5 for a complete replacement of the Support.com Board. Moreover, unlike a change of control transaction such as an acquisition of Support.com in which Support.com stockholders may expect to be paid a control premium by the acquiring party, Support.com stockholders would not receive any control premium for their shares in the event that the VIEX Group’s five nominees are elected to the Support.com Board, even though day-to-day control of Support.com would essentially pass to the five (5) nominees proposed by the VIEX Group which includes three (3) members of the VIEX Group. In this regard, if the VIEX Group’s five (5) nominees are elected to the Support.com Board, the VIEX Group’s nominees would have the ability to determine who serves as Chairman of the Board of Support.com, who chairs and serves on the committees of the Support.com Board, and who serves as senior management of the Company, including who serves as Chief Executive Officer and Chief Financial Officer, have the ability to amend the Company’s governing documents, including its bylaws, committee charters and governance policies, and be able to hire legal and financial advisors, all of which would result in the VIEX Group having substantial influence, if not effective control, over the day-to-day affairs, operations and governance of Support.com.

2.      Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

•         that VIEX’s statements are “disruptive.”

•         that VIEX has “ill-conceived ideas for how stockholder value can be enhanced at Support.com” and that those ideas are “thin on facts, substance and viability.” (slide 49)

Response: In response to the Staff’s comment seeking support for the above-referenced statements, Support.com responds as follows:

•         that VIEX’s statements are “disruptive.”

Support.com supplementally refers the Staff to the language used by the VIEX Group in its June 7, 2016 investor presentation. Support.com notes that, rather than just state the facts, the VIEX Group has chosen to color their statements with phrases such as “operational financial disaster,” “abysmal performance,” “lasting value destruction,” references to the Support.com Board as being “entrenched” and references to the tenure of Support.com’s Chief Executive Officer being a “failure.” Support.com believes that the use of such phrases by the VIEX Group is “disruptive” and “inflammatory” and believes that their repeated use is intended to evoke an emotional reaction by

Mr. Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 17, 2016

stockholders so as to attract support for the VIEX Group’s narrative and distract stockholders from fully recognizing that the VIEX Group has not publicly shared with them a detailed and robust strategic and operational plan for how it would oversee and manage Support.com and create stockholder value were the VIEX Group to obtain control of Support.com. In addition, Support.com believes that the VIEX Group’s statements have been disruptive in that they have caused management and the Support.com Board to focus on the statements from the VIEX Group and the reaction of Support.com’s stockholders to such statements rather than management and the Support.com Board being able to devote their complete attention to executing on Support.com’s strategic growth plan and driving the creation of stockholder value. Support.com also supplementally refers the Staff to a November 10, 2015 letter that the VIEX Group sent to Support.com and publicly filed with the SEC as an exhibit to Amendment No. 4 to its Schedule 13D. Among the statements made by the VIEX Group in such letter that Support.com believes may be described as “disruptive” and “inflammatory” are the following:

o	“It is clear to us that the Board’s strategy has been to ignore the Company’s shareholders rather than engage meaningfully with the true owners of the Company and address their concerns.”
o	“from the emails and calls we have received, it is evident that you have been ignoring Support’s shareholders for quite some time”
o	“The Board’s complete disregard for shareholders is completely inexcusable as shareholders continue to suffer material losses under your misguided stewardship.”
o	“In addition, not only is the Board ignoring shareholders, it is actively squandering precious corporate resources to further entrench itself.”
o	“given the clear dissatisfaction amongst the Company’s shareholder base and the Board’s refusal to negotiate with us.”
o	“We believe as directors, each of you is responsible for the destruction of shareholder value that has occurred under your leadership of the Company.”

•	that VIEX has “ill-conceived ideas for how stockholder value can be enhanced at Support.com” and that those ideas are “thin on facts, substance and viability.” (slide 49)

Support.com supplementally advises the Staff that the VIEX Group has never presented Support.com’s stockholders or Support.com with a detailed strategic growth plan or detailed and robust strategy that reflects an understanding of the support industry or its changing dynamics and how the VIEX Group would drive the creation of long-term stockholder value were it to obtain control of the Support.com Board. Support.com further supplementally advises the Staff that one of the leading proxy advisory firms, Institutional Shareholder Services, Inc. (“ISS”), in situations where a dissident stockholder group is seeking the election to a board of directors of a control slate, requires the dissident to present a robust plan which not only lays out the broader strategic outline but also the

Mr. Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 17, 2016

practical matters of the first days and weeks, so that in the aggregate it demonstrated the dissident has thought through the transition in such detail as to have effectively mitigated the risk of unintended consequences from a change in board control. As ISS noted in its June 11, 2016 report recommending for three of the VIEX Group’s nominees but indicating that it was not prepared to recommend that stockholders vote their shares to give the VIEX Group control over Support.com, “the dissident plan laid out in its presentation to investors is relatively thin on those details,” “the presentation of [VIEX’s] plan, should it win control of the board, is not sufficiently robust to demonstrate that the risks of unintended consequences from majority change have been addressed,” and “[VIEX’s objectives] are not, however, an operational plan which looks at risks like flight of key employees, clients and prospects, or provides an interim management strategy should that need suddenly, if not quite unexpectedly arise.”

3.      We note your disclosure that VIEX has used “inflammatory rhetoric.” Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your assertion. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9. We also note your disclosure that VIEX is making “misleading” statements in its solicitation (slide 48).

Response: Support.com supplementally refers the Staff to a November 10, 2015 letter that the VIEX Group sent to Support.com and publicly filed with the SEC as an exhibit to Amendment No. 4 to its Schedule 13D. Among the statements made by the VIEX Group in such letter that Support.com believes are “disruptive” and “inflammatory” are the following:

o	“It is clear to us that the Board’s strategy has been to ignore the Company’s shareholders rather than engage meaningfully with the true owners of the Company and address their concerns.”
o	“from the emails and calls we have received, it is evident that you have been ignoring Support’s shareholders for quite some time”
o	“The Board’s complete disregard for shareholders is completely inexcusable as shareholders continue to suffer material losses under your misguided stewardship.”
o	“In addition, not only is the Board ignoring shareholders, it is actively squandering precious corporate resources to further entrench itself.”
o	“given the clear dissatisfaction amongst the Company’s shareholder base and the Board’s refusal to negotiate with us.”
o	“We believe as directors, each of you is responsible for the destruction of shareholder value that has occurred under your leadership of the Company.”

In addition, Support.com supplementally refers the Staff to the VIEX Group’s definitive proxy statement filed with the SEC on May 6, 2016. Among the statements made by the VIEX Group in the

Mr. Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 17, 2016

definitive proxy statement that Support.com believes may be described as “disruptive” and “inflammatory” are the following:

o	“The Board is not taking the appropriate actions to address the Company’s perennial underperformance and unlock value for the benefit of all stockholders” (Letter to Stockholders)
o	“Given the Company’s history of poor financial and stock price performance and failed execution under the oversight of the incumbent Board (Letter to Stockholders)
o	“The Company’s operating losses will continue to mount and stockholder value will continue to deteriorate until direct stockholder representatives are added to the Board” (Page 8)
o	“The significant destruction of stockholder value that has persisted over the near and long term under the leadership of the incumbent Board” (Page 9)
o	“We Are Concerned with the Company’s Poor Corporate Governance Practices and Limitations of Stockholder Rights” (Page 10)
o	“It is evident to us that the current Board has not been interested in proactively and continually adding new talent to the Board absent stockholder intervention” (page 10)

Lastly, Support.com supplementally refers the Staff to the VIEX Group’s various definitive additional soliciting materials that have been filed with the SEC on DFAN14A. The statements made by the VIEX Group in the definitive additional soliciting materials that Support.com believes may be described as “disruptive” and “inflammatory” are the following:

o	Abysmal total shareholder returns over any relevant measurable period and accumulation of substantial operating losses (DFAN filed May 17, 2016)
o	Board’s defensive & reactionary approach to governance and lack of alignment with stockholders (DFAN filed May 17, 2016)
o	Incessant Destruction of Stockholder Value at Support.com (DFAN filed May 17, 2016)
o	The Board is Committed to a Strategy that has been Rejected by the Market (DFAN filed May 17, 2016)
o	The Board has taken Defensive Measures to Entrench Itself and Lacks Alignment with Stockholders (DFAN filed May 17, 2016)
o	Abysmal Operating Performance is Draining Cash (DFAN filed June 7, 2016)
o	SPRT appears committed to its plan to burn another $11.7 - $13.7 million in 2016 to pursue its highly flawed plan (DFAN filed June 7, 2016)
o	The current Board has demonstrated an inability to communicate and translate its

Mr. Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 17, 2016

vision and strategy to the public markets – lacks credibility with investors (DFAN filed June 7, 2016)

o	“THE BOARD MUST BE HELD ACCOUNTABLE FOR SUPPORT.COM’S HORRENDOUS SHARE PRICE PERFORMANCE” (DFAN filed June 10, 2016)
o	“FAULTY STRATEGY AND FAILED EXECUTION” (DFAN filed June 10, 2016)
o	“THE BOARD’S PLAN CALLS FOR MORE LOSSES” (DFAN filed June 10, 2016)
o	“THE BOARD IS NOT ALIGNED WITH SHAREHOLDERS” (DFAN filed June 10, 2016)
o	VIEX encourages its fellow stockholders not to be misled by the Company’s recent ploy and attempt at a spin on the recent recommendations (DFAN filed June 14, 2016)
o	Only an overhaul of the entire Board will allow us to cease the value destructive current strategy (DFAN filed June 14, 2016)
o	We are confident that stockholders see through the Board’s latest attempt to maintain the Company’s current failed strategic direction (DFAN filed June 14, 2016)
o	Support.com’s current failed strategy has proven untenable (DFAN filed June 14, 2016)

4.     We note your statement on slide 47 (and similar statements in slides 49 and 54) that VIEX has not presented any alternative strategic plan or substantive and viable ideas for growing stockholder value. Given that VIEX has included a plan at least in its June 7, 2016 presentation, revise your disclosure accordingly.

Response: Support.com supplementally advises the Staff that Support.com does not view the VIEX Group’s list of action items and key objectives that are included on slides 38, 39 and 40 of its June 7, 2016 investor presentation as constituting an alternative detailed strategic and operational plan. It is Support.com’s view that the VIEX Group’s list of action items and key objectives for its first ninety (90) days, should it obtain control of the Support.com Board, basically a few bullet points spread across three slides, do not rise to the level of an alternative strategic growth and operational plan and such bullet points do not address how the VIEX Group plans to accomplish such a change of control so as to avoid or mitigate any unintended consequences such as any adverse effects on Support.com’s business, prospects and relationships with its customers, employees, and partners.

5.     Refer to slide 49. Please tell us where VIEX has disclosed that it would conduct a “fire sale” of the company or any of its divisions.

Response: The full statement that the Staff is referring to on slide 49 is the following: “VIEX Group’s theories that we should immediately sell Support.com’s promising Cloud business or

Mr. Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 17, 2016

the company as a whole – possibly in the form of a “fire sale” – are misguided and short-sighted approaches that would completely derail the progress Support.com has made implementing its strategic growth plan and could deprive stockholders of a high-potential opportunity to realize long-term value from their investment in Support.com.” In the VIEX Group’s May 17, 2016 letter to stockholders, it makes the following statement “[o]ur nominees are committed to fully and fairly exploring all strategic alternatives available to the Company.” Moreover, the VIEX Group states in its June 7, 2016 investor presentation that within the first ninety (90) days of obtaining control of Support.com it will “[e]ngage a credible financial advisor to honestly pursue a strategic alternatives evaluation, including but not limited to a potential sale, merger or asset/business disposition. In addition, in the VIEX Group’s June 7, 2016 investor presentation, the VIEX Group indicates that it is prepared to evaluate a potential sale of Support.com’s Nexus business. Given that Support.com is currently trading almost 43% below its 52-week high of $1.49 per share, is not currently profitable, and is trading at an implied negative enterprise value, Support.com’s statement is meant to raise the concern that the present time may not be the optimal time to conduct a sales process if the goal is to maximize long-term stockholder value for the benefit of all stockholders.

6.     Refer to slide 50. With a view toward revised disclosure, tell us how the election of VIEX’s slate of nominees would “significant and substantial harm” to your business and prospects, as you suggest could be the result.

Response: The full statement that the Staff is referring to on slide 50 is the following: “[t]he VIEX Group has not provided any details on how its plans to abruptly take control of the Support.com Board would not cause significant and substantial harm to our business and prospects, including, but not limited to, our relationships with our employees, customers and partners.” The statement referenced by the Staff is not focused on the election of one or more of VIEX’s nominees but with the possible abrupt change in control of the Support.com Board were all five (5) of the VIEX Group’s director nominees to be elected at the 2016 Annual Meeting. Support.com supplementally advises the Staff that such statement is intended to express its concern with the “unintended consequences” that could result from an abrupt change in control of the Support.com Board and Support.com’s concerns that the VIEX Group had not provided any details to investors on how it would mitigate any unintended consequences that may result from an abrupt change of control of the Support.com Board. As Support.com further states on slide 50, Support.com is concerned that the VIEX Group has also not detailed how it would avoid an abrupt change in control from causing the perception of a change in the direction of the business, instability or lack of continuity which could be exploited by Support.com’s competitors. Support.com further supplementally advises the Staff that one of the leading proxy advisory firms, ISS, in situations where a dissident stockholder group is seeking the election to a board of directors of a control slate, requires the dissident to present a robust plan which not only lays out the broader strategic outline but also the practical matters of the first days and weeks, so that in the aggregate it demonstrated the dissident has thought through the transition in such detail as to have effectively mitigated the risk of unintended consequences from a

Mr. Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 17, 2016

change in board control. As ISS noted in its June 11, 2016 report, “the dissident plan laid out in its presentation to investors is relatively thin on those details,” “the presentation of [VIEX’s] plan, should it win control of the board, is not sufficiently robust to demonstrate that the risks of unintended consequences from majority change have been addressed,” and “[VIEX’s objectives] are not, however, an operational plan which looks at risks like flight of key employees, clients and prospects, or provides an interim management strategy should that need suddenly, if not quite unexpectedly arise.”

*  *  *  *  *  *

The registrant and each participant hereby acknowledge that:

•	the registrant and each participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant and each participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff of the SEC has any questions or comments regarding the foregoing, please telephone the undersigned, Keith E. Gottfried of Morgan, Lewis & Bockius LLP, or Stephen E. Gillette of Jones Day, each of which is serving as counsel to Support.com. We can be reached by telephone at (202) 739-5947 and (650) 739-3997, respectively, or via email at keith.gottfried@morganlewis.com and segillette@jonesday.com, respectively.

Sincerely,

/s/ Keith E. Gottfried

Keith E. Gottfried

cc:	Michelle Johnson, Esq. (Support.com, Inc.)
Stephen E. Gillette, Esq. (Jones Day)